Exhibit (a)(17)

CIVIL ACTION COVER SHEET

INSTRUCTIONS

SELECT CATEGORY THAT BEST DESCRIBES YOUR CASE

BA.1 claims relating to the governance and conduct of internal affairs of entities

BA.2 claims relating to employment agreements

BA.3 claims relating to liability of shareholders, directors, officers, partners, etc.

BB.1 shareholder derivative claims

BB.2 claims relating to or arising out of securities transactions

BC.1 claims involving mergers, consolidations, sales of assets, issuance of debt, equity and like interests

BD.1 claims to determine the use or status of, or claims involving, intellectual properly

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BH.1 claims for violation of antitrust or other trade regulation laws

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BJ.I claims by or against a business enterprise to which a government entity is a party.

BK.1 other commercial claims including insurance, construction, real estate and consumer matters involving complex issues

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EXAMPLE:

CODE NO.	TYPE OF ACTION (SPECIFY)	TRACK	IS THIS A JURY CASE?

BD3	Restrictive covenants	(B)	☒ Yes	☐ No

DUTY OF THE PLAINTIFF. The plaintiff, or plaintiffs counsel, shall set forth, in the face sheet a statement specifying in full detail the facts upon which the plaintiff then relies for “presumptive” entry into the Business Litigation Session. A copy of the civil action cover sheet shall be served on all defendants, together with the complaint.

DUTY OF THE DEFENDANT. Should the defendant contest the entry into the Business Litigation Session, the defendant shall file with the answer (or dispositive motion) a statement specifying why the action does not belong in the Business Litigation Session. Such Statement shall be served with the answer (or dispositive motion).

A CIVIL ACTION COVER SHEET MUST BE FILED WITH EACH COMPLAINT.

FAILURE TO COMPLETE THIS COVER SHEET THOROUGHLY AND ACCURATELY MAY RESULT IN THE TRANSFER OF THIS ACTION FROM THE BUSINESS LITIGATION SESSION TO ANOTHER APPROPRIATE SESSION OF THE SUPERIOR COURT.

*	A special tracking order shall be created by the Presiding Justice of the Business Litigation Session at the Initial Rule 16 Conference.

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK COUNTY, SS.		SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT

HENRY JAKUBOVIC, M.D., Individually

and on Behalf of all Others Similarly

Situated,

Plaintiff,

v.

ALFRED ALTOMARI, DAVID M.

BARTASH, ALEXANDER CASDIN,

ROBERT F. DOMAN, JAY M. HAFT,

PAUL J. HONDROS, MAGNUS

MOLITEUS, DAVID M. WURZER,

CARACO ACQUISITION

CORPORATION, CARACO

PHARMACEUTICAL LABORATORIES,

LTD, SUN PHARMA GLOBAL, INC.,

SUN PHARMACEUTICAL

INDUSTRIES LIMITED, and DUSA

PHARMACEUTICALS, INC.,

Defendants.

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Index No. 12 - 4374 BLS

CLASS ACTION COMPLAINT

Plaintiff Henry Jakubovic, M.D. (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon the investigation conducted by and through his attorneys, which included, inter alia, a review of documents filed by Defendants with the United States Securities and Exchange Commission (the “SEC”), news reports, press releases and other publicly available documents, as follows:

SUMMARY OF THE ACTION

Plaintiff brings this action on behalf of himself and as a class action on behalf of the shareholders of DUSA Pharmaceuticals Inc. (“DUSA” or the “Company”) against DUSA’s Board of Directors (“Director Defendants”) for breaches of fiduciary duty arising from their attempt to engage in a proposed transaction to sell the Company to Sun Pharmaceuticals Industries Limited (“Sun”) (the “Proposed Transaction”). Sun is a corporation organized under the laws of India and traded on the Bombay Stock Exchange Ltd., Mumbai. The Proposed Transaction is valued at approximately $230 million.

1. Under the terms of the agreement, DUSA shareholders will receive $8.00 for each share of DUSA common stock they own. As detailed herein, the Proposed Transaction fails to maximize shareholder value, lines the pockets of insiders with windfall gains to the detriment of stockholders, contains weighty deal protections designed to prevent competing bids and was the result of a deeply flawed and unfair process.

2. Furthermore, DUSA’s management will retain their positions following the closing of the Proposed Transaction. The Company’s directors have ensured that each executive receive a guarantee of their position for at least one year following the merger, in addition to millions of dollars in windfall benefits stemming from the merger.

3. The Director Defendants have breached their fiduciary duties to the Company’s shareholders by failing to adequately shop the Company and compounded this harm by agreeing to deal protections designed to prevent even an unsolicited bid from an interested party. These deal protections include: (i) a strict no solicitation provision prohibiting DUSA or any of its representatives from soliciting competing offers or even providing any information to a competing bidder, unless failure to do so would constitute a breach of fiduciary duty; (ii) a requirement that Sun receive near immediate notice of any competing proposal; (iii) a large termination fee; a “top-up” option designed to allow Sun to purchase the Company even without a sufficient number of shareholder tenders; and (v) a requirement that the Company may not change the recommendation of the DUSA Board, without meeting numerous criterion detailed fully infra. Should a competing bidder emerge and somehow navigate the obstacles clearly designed to prevent their offer for the Company, the Board has agreed to an unusually high termination fee, a sum that will enrich Sun while siphoning value that should rightfully be directed to the shareholders in the form of an increased offer price. These protections and requirements are particularly egregious in this situation, as the Board knows full well that a competing party made known their intent to offer more value to shareholders than the Proposed Transaction, yet the Board rushed through the culmination of the deal in order to sell the Company to Sun.

4. The Director Defendants have a fiduciary duty to act in the best interest of all of DUSA’s shareholders—treating the shareholders’ interests with the same care and dedication as they would their own. They cannot cater exclusively to their own interests to the detriment of the entire class of stockholders or accept a bid merely because of its convenience. Once it became clear that there would be an offer for DUSA and a possible change in control, the Board should have honored its fiduciary duties to its investors by taking all necessary steps to ensure that DUSA’s shareholders receive the maximum value attainable for their interest in the Company.

5. Instead, the Director Defendants failed to carry out their fiduciary obligations, agreeing to sell the Company for inadequate consideration through an unfair and conflicted sale process that neither solicited, and was in fact designed to eliminate, any competing offers and to deliver the Company into the hands of Sun.

6. Compounding the aforementioned harms to the Company’ shareholders, DUSA has failed to disclose all material information regarding the Proposed Transaction. Specifically, on November 21, 2012, DUSA filed a Solicitation/Recommendation Statement (“Solicitation Statement”) with the SEC that fails to provide the Company’s shareholders with all material information concerning the Proposed Transaction, precluding them from making an informed decision on whether to tender their shares. Moreover, much of the information provided to shareholders is materially misleading and currently serves only to confuse investors.

7. For these reasons and as set forth more fully herein, Plaintiff seeks to enjoin Defendants from proceeding with the Proposed Transaction. In the event that the Proposed Transaction is consummated, Plaintiff seeks to recover damages from Defendants for their breaches of fiduciary duties or their aiding and abetting such breaches.

JURISDICTION AND VENUE

8. Jurisdiction is proper under Mass. Gen. Laws Ch. 223A § 2 because Defendant DUSA maintains its headquarters in Wilmington, Massachusetts and transacts business in the Commonwealth of Massachusetts. Additionally, through their service to DUSA, the Director Defendants (defined infra) have transacted business in the Commonwealth of Massachusetts and under Mass. Gen. Laws Ch. 223A § 2 jurisdiction is proper. The amount in controversy exceeds $25,000.

9. Venue is proper pursuant to Mass. Gen. Laws Ch. 223, §§ 1, 8.

PARTIES

10. Plaintiff Henry Jakubovic, M.D. is, and at all relevant times has been, a significant holder of DUSA common stock.

11. Defendant Alfred Altomari (“Altomari”) is a member of the Company’s Board of Directors and has been since July 29, 2010. He serves on the Compensation and Nominating and Corporate Governance Committees and prior to its dissolution in March 2012, served on the Company’s Acquisition and Development Committee. Altomari is currently President and Chief Executive Officer (“CEO”) of Agile Therapeutics. He was previously the CEO of Barrier Therapeutics, Inc., (“Barrie”) and was a member of that company’s board of directors. Prior to joining Barrier, he had served in numerous executive roles in general management, commercial operations, business development, product launch preparations and finance within Johnson &

Johnson from 1982 to 2003. Prior to his tenure at Johnson & Johnson, Altomari was Vice President/Franchise Head of Ortho-McNeil Pharmaceutical’s Women’s Health Care Franchise. He currently serves as a member of the Board of Directors of Agile Therapeutics and Nitric BioTherapeutics. Altomari is also currently serving as a member of the Advisory Board of Le Bow College, the Business School of Drexel University.

12. Defendant David M. Bartash (“Bartash”) is the Vice-Chairman and Lead Director of the Board of Directors. He was first elected to the Board on November 16, 2001 and serves on the Company’s Audit Committee and prior to its dissolution in March 2012, also served as Chairman of the Company’s Acquisition and Development Committee. He was the President and founder of Bartash and Company, a consulting company which, from 1990 to 2009, provided financial and scientific consulting services to the healthcare industry. Prior to founding Bartash and Company, he was a research analyst, primarily as a pharmaceutical analyst, at several major investment firms representing both the buy and the sell sides of Wall Street. Bartash serves on the board of directors of the Developmental Disabilities Institute, a not-for-profit organization providing educational, residential, and medical services to individuals with autism spectrum disorders. He served as chairman for the board of DDI until 2009, and currently serves on the Executive, Finance and Building Committees. Bartash also serves on the board of directors of the DDI Foundation.

13. Defendant Alexander Casdin (“Casdin”) is a member of the Company’s Board of Directors and has been since January 29, 2009. Casdin serves on the Compensation and Nominating and Corporate Governance Committees. He is the Chief Financial Officer of Protox Therapeutics Corporation. Prior to his position at Protox, he was Vice President, Finance of Amylin Pharmaceuticals, Inc. In 2008, Casdin founded Casdin Advisors LLC where he served as a strategic advisor to the life sciences industry. Before founding Casdin Advisors, he worked as CEO and Portfolio Manager of Cooper Hill Partners, a healthcare investment fund. He joined

Cooper Hill in September 2001 from Pequot Capital Management, where he was the Portfolio Manager of the Pequot Healthcare Fund. Prior to that, Casdin worked at the Dreyfus Corporation as a health care analyst. He is currently a member of the advisory board of the Social Enterprise Program at Columbia Business School.

14. Defendant Robert F. Doman (“Doman”) is a member of the Company’s Board of Directors and was first elected to the Board on June 15, 2006. Doman is also the Company’s President and CEO, has been employed by DUSA since January 2005. From 2000 until 2004, Doman served as President of Leach Technology Group, the medical device division of Leach Holding Corporation. From 1999 to 2000, he was President, Device Products Development, of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. Prior to joining West Pharmaceutical Services, he worked for the Convatec division of Bristol-Myers Squibb from 1991 to 1999 in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations. Doman also spent 15 years with Johnson & Johnson in various sales, marketing and business development roles.

15. Defendant Jay M. Haft, Esq. (“Haft”) is Chairman of the Board of Directors and is the longest tenured member of the Board, having been first elected on September 16, 1996. He is also a member of the Nominating and Corporate Governance Committee. Since 2005, Haft has been a partner and a member of the Investment Committee of Columbus Nova, a private investment arm of the Renova Group. He was a senior corporate partner of the law firm of Parker, Duryee, Rosoff & Haft from 1989 to 1994 and was of counsel to Parker, Duryee, Rosoff & Haft and Reed Smith LLP (“Reed Smith”)—the attorneys for the Company in the Proposed Transaction—until 2002. Haft is a strategic and financial consultant for growth-stage companies and is also active in international corporate finance mergers and acquisitions. He has served on over 30 corporate boards, and is currently a member of the board of directors of Kingstone

Companies, Inc., and DCAP Group Inc. He also serves on the board of the U.S.-Russia Business Council and The Link Times Foundation, a private cultural historical foundation. Haft is a director of Ballantyne Cashmere, SpA and an advisor to Montezelmolo & Partners, an Italian family investment group.

16. Defendant Paul J. Hondros (“Hondros”) is a member of the Company’s Board of Directors and has been since July 29,2010. He is a member of the Company’s Audit Committee and prior to its dissolution in March 2012, also served on the Company’s Acquisition and Development Committee. Hondros is currently President and Chief Executive Officer of AlphaOne Capital Partners, LLC, and its affiliate companies. Prior to founding AlphaOne in December, 2008, he was the founding President and Chief Executive Officer of Gartmore Global Investments and President and Chief Executive Officer of the Gartmore Group, a global asset management company. In 1998, he founded Villanova Capital, Inc., which operated until 2003, when it merged into Gartmore Investment Management plc. Prior to founding Villanova Capital, Inc., he served as President and Chief Operating Officer of Pilgrim Baxter & Associates, Ltd. From 1990 to 1997 he was President and Chief Operating Officer of Fidelity Investments’ Institutional Services Company and President and CEO of its Individual Investors groups. Hondros serves as the chairman of the board of trustees of St. Joseph’s University, where he and his wife founded the Kinney Center for Autism Studies.

17. Defendant Magnus Moliteus (“Moliteus”) has been a member of the Company’s Board of Directors since July 25, 2003. He is also a member of the Compensation Committee and prior to its dissolution in March 2012, served on the Company’s Acquisition and Development Committee. Moliteus is a consultant to the healthcare industry and Cchairman of COM Consulting Inc., a privately held firm. From 1995 to 2001, Moliteus served as Executive Director of Invest in Sweden Agency, U.S., a Swedish government agency. From 1977 to 1990, he was CEO of Pharmacia, Inc. (now owned by Pfizer, Inc.), and from 1990 to 1995 he was CEO of Procordia US, Inc. Moliteus served as Chairman of the Swedish-American Chamber of Commerce, Inc. between 1988 and 1991, and remains an honorary director. He is currently a member of the Advisory Board of Eon Reality, Inc. and of e-pill, LLC. He is also Senior Advisor to Pharmadule Inc. and head of KAEL-Gemvax US and European operations.

18. Defendant David M. Wurzer (“Wurzer”) is a member of the Company’s Board of Directors and has been since July 29, 2010. He serves on both the Audit and Compensation Committees. In November 2009, Wurzer became the Managing Director of Investments at Connecticut Innovations, the State of Connecticut’s venture capital arm. From September 1997 until December 2007, he served as the Executive Vice President, Treasurer and Chief Financial Officer of CuraGen Corporation. Prior to his employment with CuraGen, from 1991 to 1997, he held management and executive level positions with Value Health, Inc., including Senior Vice President, Treasurer and Chief Financial Officer. Additionally, from 1980 to 1991, Wurzer held managerial and accounting positions at Coopers & Lybrand, and its successor by merger, PricewaterhouseCoopers. Wurzer is currently a member of the board of directors of Strategic Diagnostics, Inc., Polybiotics, LLC, Axerion Therapeutics, Inc., CyVek, Inc., and the not-for-profit theatre company Playhouse Theatre Group.

19. Defendants Altomari, Bartash, Casdin, Doman, Haft, Hondros, Moliteus and Wurzer are referred to herein as the “Director Defendants”.

20. Each of the Director Defendants was a member of DUSA’s Board of Directors at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Director Defendant had, and continues to have, an obligation to determine whether the Proposed Transaction is in the best interest of the Company’s shareholders and maximizes shareholder value. Moreover, because the Proposed Transaction involves an acquisition of the totality of the public shareholders’ interests, investors will lose the opportunity to participate in the growth and development of the Company which they have financed through their holdings.

21. Defendant DUSA International Inc. (“DUSA” or the “Company”) is a New Jersey corporation with its principal executive offices located at 25 Upton Drive, Wilmington, Massachusetts. DUSA is a fully integrated specialty pharmaceutical company focused primarily on the development and marketing of its Levulan photodynamic therapy (PDT) technology platform used in conjunction with its proprietary light source, the BLU-U® Blue Light Photodynamic Therapy Illuminator.

22. Defendant Sun is an Indian corporation and is traded on the Bombay Stock Exchange Ltd., Mumbai. Sun is one of the leading pharmaceutical companies in India, and has emerged as one of the largest Indian companies in the U.S. generic market. Sun is the largest specialty prescription company and in the American market offers a comprehensive portfolio of generics including controlled substances and dermatologicals. Dilip S. Shanghvi is the controlling shareholder of Sun.

23. Defendant Sun Pharma Global, Inc., (“Sun Global”) is a corporation organized under the laws of the British Virgin Islands and is the owner of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”). Sun Global was founded in 1996 and operates as a subsidiary of Sun.

24. Defendant Caraco Acquisition Corporation, (“Merger Sub”) is a New Jersey corporation wholly owned by CPL. Merger Sub was formed solely for the purposes of engaging in the Proposed Transaction.

25. Defendant CPL is a Michigan corporation wholly owned by Sun Global. In turn, CPL wholly owns Merger Sub.

FURTHER SUBSTANTIVE ALLEGATIONS

Background

26. DUSA was founded in 1991 and is a vertically integrated dermatology company. The Company primarily develops and markets products for common skin conditions and focuses predominantly in the United States, Canada, and Korea. DUSA securities are traded on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) stock market under the ticker symbol “DUSA”. It was first listed on NASDAQ in 1992.

27. The Company’s products include Levulan Kerastick 20% Topical Solution with PDT, as well as the BLU-U brand light source for the treatment of non-hyperkeratotic actinic keratoses of the face or scalp. It also markets the BLU-U without Levulan PDT for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions, a treatment first approved by the FDA in 2003. It has been a named to the Deloitte Technology Fast 500, in recognition of its status as one of the fastest growing companies in North America, four times in the last five years, including 2012.

28. On November 8, 2012, Sun, DUSA and Merger Sub signed the Merger Agreement, whereby shareholders of the Company will receive $8.00 per share and DUSA will become a subsidy of Sun.

DUSA’s Recent Business Performance and Future Prospects

29. The Company’s share price has fluctuated over the past year. Its high for the 52- week period preceding the announcement of the Proposed Transaction was $7.33 per share on September 21, 2012, achieved just 32 trading days before the signing of the Merger Agreement.

30. The Company has consistently delivered positive financial results and DUSA has steadily enticed investors by unfailingly delivering news specifically designed to demonstrate the growth potential of the Company and its long and short term goals.

31. On October 21, 2009, DUSA issued the following positive press release announcing its second consecutive selection as one of the Deloitte Technology Fast 500 companies. It achieved this designation through its explosive five year growth of 270% from 2004 until 2008. Shares of the Company’s stock surged accordingly, gaining over 6% on the day of the announcement. The release read, in relevant part:

DUSA Pharmaceuticals Named to Deloitte’s 2009 Technology Fast 500 List of Fastest Growing Companies in North America

Second Consecutive Year DUSA has been recognized

WILMINGTON, Mass. (October 21, 2009)—DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a specialty pharmaceutical company focused on dermatology announced today it has been named to Deloitte’s Technology Fast 500 list. For the second consecutive year, Deloitte recognized DUSA as one of the Top 500 fastest growing technology, media, telecommunications and life sciences companies in North America in terms of percentage revenue growth over a five year period.

“DUSA is pleased to receive this elite recognition from Deloitte for the second year in a row,” said Bob Doman, DUSA’s President and Chief Executive Officer. “Despite the current economic environment, clinicians continue to embrace Levulan® Photodynamic Therapy (PDT) based on its clinical efficacy and patient satisfaction in the treatment of actinic keratoses (AKs).”

Levulan PDT, one of the fastest growing procedures in dermatology, is currently approved for the treatment of Grade 1 and 2 AKs of the face and scalp. AKs are the most frequently diagnosed skin disease by U.S. dermatologists with over 5M treatment visits per year. Through the first six months of 2009, U.S. PDT revenue grew 22%. DUSA is also in clinical development of its Levulan PDT technology platform for the treatment of AKs and the prevention of squamous cell carcinomas in chronically immunosuppressed solid organ transplant recipients (SOTRs).

Technology Fast 500 Selection and Qualifying Criteria

Technology Fast 500 provides a ranking of the fastest growing technology, media, telecommunications, life sciences and clean technology companies in North America. This ranking is compiled from nominations submitted directly to the Technology Fast 500 website, and public company database research conducted by Deloitte LLP. Technology Fast 500 award winners for 2009 are selected based on percentage fiscal year revenue growth during the five year period from 2004 to 2008.

To be considered, Technology Fast 500 entrants must meet the following criteria:

•	Must own proprietary intellectual property or proprietary technology that contributes to a significant portion of the company’s operating revenues

•	Base-year operating revenues must be at least $50,000 USD or CD, and current-year operating revenues must be at least $5 million USD or CD.

•	Be in business a minimum of five years.

•	Be headquartered in North America.[1]

32. On October 28, 2009, DUSA announced that it had surpassed sales of over one million Levulan Kerastick cumulative units. The esteemed dermatologist Dr. Jill Waibel, an authoritative, frequently published and sought after lecturer in the field of skin care, was quoted in the release as saying “PDT is an important, versatile technology that should be integrated more frequently in clinical dermatology practice”. The October 28 release also quoted CEO Doman as saying “dermatologists in the U.S. and abroad continue to embrace Levulan PDT for Grade 1 and 2 actinic keratoses (AKs) of the face and scalp and the beneficial outcomes it offers their patients. We believe that Levulan PDT is one of the fastest growing office based procedures in dermatology today, having achieved a 39% compounded annual growth rate in worldwide Kerastick revenues over the past four years... [and] that significant growth potential exists for Levulan PDT in the treatment of AKs and other potential indications.” The October 28 release stated, in relevant part:

DUSA Pharmaceuticals Surpasses One Million in Cumulative

Levulan® Kerastick® Sales Units

WILMINGTON, Mass. (October 28, 2009)—DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a specialty pharmaceutical company focused on dermatology, announced today that global sales volumes of the Levulan® Kerastick®, an integral part of the Levulan® Photodynamic Therapy (PDT) technology platform, surpassed one million units.

“The achievement of this milestone signifies that dermatologists in the U.S. and abroad continue to embrace Levulan PDT for Grade 1 and 2 actinic keratoses (AKs) of the face and scalp and the beneficial outcomes it offers their patients,” said Bob Doman, DUSA’s President and Chief Executive Officer.

[1]	Unless otherwise noted, all emphasis has been added by counsel.

“We believe that Levulan PDT is one of the fastest growing office based procedures in dermatology today, having achieved a 39% compounded annual growth rate in worldwide Kerastick revenues over the past four years,” continued Doman.

“PDT is an important, versatile technology that should be integrated more frequently in clinical dermatology practice,” said Jill Waibel, M.D., a dermatologist in private practice at Palm Beach Esthetic Dermatology & Laser Center, West Palm Beach, Florida.

“We are excited to have reached the one million Kerastick sales milestone, and believe that significant growth potential exists for Levulan PDT in the treatment of AKs and other potential indications,” Doman concluded.

DUSA continues to explore other potential indications for the utilization of Levulan PDT for the treatment of various skin conditions and has initiated a pilot study on Levulan PDT for the treatment of AKs and the prevention of new non-melanoma skin cancer in chronically immunosuppressed solid organ transplant recipients.

33. On November 6, 2009, the Company issued a press release entitled “DUSA Pharmaceuticals Reports Third Quarter 2009 Corporate Highlights and Financial Results” in which the Company released its third quarter 2009 financial results. In the November 6 release, DUSA trumpeted its domestic PDT revenues up 32% year over year. CEO Doman stated

We are excited to report the improvement in many of our key financial indicators this quarter. The combination of strong top line PDT revenue growth, the achievement of record Kerastick margins, and reductions in our overall spending drove our non-GAAP loss to a record low point.

We experienced significant growth in Kerastick revenue during the third quarter. This is due in part to solid execution by the sales and marketing team and a 33% increase in BLU-U volume year-to-date. This represents the 16th consecutive quarter of year over year domestic Kerastick growth.

In October, we announced an important milestone in the Company’s history, having surpassed cumulative Kerastick sales of one million units. The achievement of this milestone demonstrates the relevance that PDT is gaining in the medical dermatology community.

For the remainder of the year, we will focus our efforts on further capitalizing on the significant growth potential that exists for Levulan PDT in the treatment of actinic keratoses (AKs).

34. On March 23, 2010, the Company filed its Form 10-K with the SEC, announcing its fourth quarter 2009 and year end 2009 results. Within the 10-K and its accompanying press release, DUSA announced that:

•	The Company reached profitability on both a GAAP and non-GAAP basis during the fourth quarter of 2009;

•	The Company experienced significant bottom line improvement on both a GAAP and non-GAAP basis for the year; [and]

•

Domestic PDT revenues totaled $8.0 million for the fourth quarter of 2009, representing a $0.9 million or 13% improvement as compared to the fourth quarter of 2008. Full year 2009 domestic PDT revenues totaled $26.7 million, representing a $4.7 million or 21% improvement year-over-year.

In addition, CEO Doman stated in the March 23 release that:

We are extremely excited to report our fourth quarter and full year 2009 financial results. Record revenues, fueled by strong domestic PDT revenue growth, combined with reductions in our overall spending, allowed us to deliver on our goals to become cash flow positive and profitable during the fourth quarter of 2009.

Our ability to reach these unprecedented Company milestones drove significant bottom line financial improvement in 2009. The achievement of record PDT revenues in the fourth quarter also serves as further evidence that PDT is becoming increasingly more accepted by the medical dermatology community for the treatment of actinic keratoses (AKs).

As we head into 2010, we intend to build upon the many achievements and momentum of 2009 by increasing PDT penetration into the AK market, while at the same time advancing our research and development endeavors.

35. On May 11, 2010, the Company issued a press release entitled “DUSA Pharmaceuticals Reports First Quarter 2010 Corporate Highlights and Financial Results. Within the release and the accompanying Form 10-Q, also filed with the SEC on May 11, 2010, the Company stated:

•	Total product revenues were $8.7 million for the quarter, representing a $1.6 million or 22% year-over-year improvement.

•	Domestic PDT revenues totaled $8.0 million for the quarter, representing a $1.7 million or 27% year-over-year improvement.

•	Domestic Kerastick® revenues totaled $7.5 million for the quarter, representing a $1.9 million or 33% year-over-year improvement.

•	Kerastick® gross margins for the quarter matched a record high at 86%.

•	The Company experienced significant bottom line improvement on both a GAAP and non-GAAP basis for the quarter.

In addition, CEO Doman stated in the May 11 release that:

We are encouraged by the solid financial results reported for the first quarter of 2010. For the second consecutive quarter, the Company was able to generate positive cash flow, while at the same time deliver both significant top and bottom line improvement.

Our core Domestic PDT business continues to show significant progress with Kerastick® revenues up 33% driven in part by solid execution from our sales and marketing team. We have now experienced 18 consecutive quarters of year-over-year Kerastick® volume growth.

We are off to a strong start in 2010. We have a large, growing market opportunity in the U.S. for Levulan PDT on our approved indication for the treatment of actinic keratoses. For the remainder of the year, we will focus on driving the continued adoption of our therapy as we strive towards our goals of becoming both cash flow positive and profitable on an annualized basis.

36. DUSA continued its trend of positive announcements on October 26, 2010, when it again announced that it had been selected as one of the Deloitte Technology Fast 500 companies. The October 26 press release, entitled “DUSA Pharmaceuticals Named to Deloitte’s 2010 Technology Fast 500 List of Fastest Growing Companies in North America”, noted that DUSA’s selection, for the third consecutive year, to the list was predicated upon their 163% 5 year growth from 2005 through 2009. This news caused the Company’s stock to increase on higher than average trading for the month.

37. On November 10, 2010, DUSA filed with the SEC its Form 10-K and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Third Quarter 2010 Corporate Highlights and Financial Results” In the press release and filing, the Company reported:

•

Domestic Kerastick® revenues totaled $6.7 million for the third quarter of 2010, representing a $0.9 million or 15% improvement as compared to the third quarter of 2009. Year-to-date 2010 domestic Kerastick® revenues totaled $21.8 million, representing a $4.7 million or 27% improvement year-over-year.

•	The Company experienced significant bottom line improvement on a GAAP basis for both the third quarter of 2010 and on a year-to-date basis.

•	The Company generated net income on a non-GAAP basis for both the third quarter of 2010 and on a year-to-date basis.

In addition, CEO Doman stated in the November 10 release that:

We are pleased with the significant improvements we continue to achieve in our financial results. Despite the typical seasonality that we experience in the third quarter of each year, and the absence of the positive impact that a price increase announcement had on our prior year quarterly volume, we were able to grow our domestic Kerastick® revenue and generate profitability during the third quarter of 2010.

In each of the last four reporting quarters, the Company has been cash flow positive and/or profitable, generating cumulative positive cash flow and non-GAAP profitability of $2.0 million and $2.1 million, respectively.

We have demonstrated our ability to achieve profitability and generate positive cash flow over a rolling twelve month period. As we exit the third quarter, we remain focused on achieving our goals of becoming both cash flow positive and profitable for the full calendar year 2010.

38. On March 3, 2011, DUSA filed with the SEC its Form 10-K and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Full Year 2010 Corporate Highlights and Financial Results” In the March 3, 2011, release and filing, the Company reported:

•

For the first time in its history, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2010

•

Domestic PDT revenues reached a record high of $11.7 million for the fourth quarter of 2010, representing a $3.6 million or 45% improvement as compared to the prior year quarter. Full year 2010 domestic PDT revenues totaled $34.7 million, representing an $8.0 million or 30% improvement year-over-year.

In addition, CEO Doman stated in the March 3 release that:

2010 was a landmark year for DUSA. For the first time in our history, we reached profitability and generated positive cash flow on a full year basis.

Our record fourth quarter results, highlighted by a 45% year-over-year increase in our domestic PDT revenues, 88% gross margin achievement on the Kerastick®, and $3.0 million in non-GAAP income, allowed us to deliver on our goals of achieving profitability and positive cash flow for 2010. We were also pleased with the 91 BLU-U® units sold, a 69% increase from the same quarter the previous year

The strength of our fourth quarter results clearly demonstrates the continued uptake of Levulan® and BLU-U® by the dermatological community. At this point, with mid-single digit market penetration, we believe that there is significant upside potential for Levulan® PDT. As we enter 2011, we intend to build the business on the momentum created in 2010 by expanding our sales force headcount by 5 and by planning to initiate a clinical trial in the second quarter aimed at expanding the label on our approved actinic keratosis indication as we continue our efforts to drive shareholder value.

39. On May 5, 2011, DUSA filed with the SEC its Form 10-Q and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports First Quarter 2011 Corporate Highlights and Financial Results” In the March 3, 2011, release and filing, the Company reported:

•	Total product revenues were $11.1 million for the quarter, representing a $2.4 million or 27% year-over-year improvement

•	Kerastick® gross margins for the quarter reached a record high at 89%

•	The Company experienced a $1.8 million bottom line year-over-year improvement on a non-GAAP basis for the quarter....

•	The Company generated $ 1.4 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first quarter of 2011.

•	The Company expanded its sales force to 45 with the addition of 5 individuals.

In addition, CEO Doman stated in the May 5 release that:

We are off to a great start in 2011. Continued growth of our core domestic PDT revenues, as well as record gross margins, drove significant year-over-year improvement in our non-GAAP profitability and cash flow.

The results of the quarter are even more impressive given the fact that they followed our record performance of the fourth quarter of 2010.

As the year progresses, we remain focused on building upon the momentum we have created in the marketplace by further leveraging our expanding sales force in an effort to increase market penetration and acceptance of Levulan® PDT.

40. DUSA continued its trend of positive announcements on June 27, 2011, when it announced that it had been added to the U.S. broad-market Russell 3000 Index. The release stated that:

Annual reconstitution of Russell’s U.S. indexes captures and ranks the 4,000 largest U.S. stocks as of the end of May by total market capitalization. Membership in the Russell 3000, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index as well as the appropriate growth and value style indexes. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies.

The June 27 release contained commentary from CEO Doman, where he stated:

2010 was a great year for DUSA, followed by strong first quarter 2011 results. Our financial performance is driving interest in the company and with mid-single-digit market penetration in the actinic keratoses market which is served by our approved product, Levulan PDT, we believe we have significant opportunities for future growth. Being added to the Russell 3000 index is the latest in a series of positive developments for the company.

41. On August 2, 2011, DUSA filed with the SEC its Form 10-Q for the second quarter 2011 and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Second Quarter 2011 Corporate Highlights and Financial Results” In the August 2, 2011, release and filing, the Company reported:

•	Domestic Kerastick® revenues totaled $9.1 million for the second quarter of 2011, representing a $1.6 million, or 21%, improvement year-over-year

•	GAAP net income was $1.1 million for the second quarter of 2011, representing year-over-year improvement of $0.9 million

•	Non-GAAP net income was $2.4 million for the second quarter of 2011, representing year-over-year improvement of $ 1.7 million....

•	The Company generated $3.1 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2011.

The August 2 release contained commentary from CEO Doman, where he stated:

Continued growth in our core business revenue during the second quarter has driven significant income and cash flow improvement year-over-year. Our second quarter Kerastick® revenue growth of 21% reflects a continuation of the dynamic growth we have experienced over the past few years. The growth rate is even more impressive when taking into consideration that our Kerastick® sales volumes in the prior year quarter were positively impacted by a price increase, which we did not have this year.

Our non-GAAP income of $4.2 million through the first half of 2011 matches our total for all of 2010; while positive cash flow of $4.5 million through the first half of 2011 exceeds our full year 2010 cash flow by more than 50%.

Over the second half of 2011, we intend to build upon our strong year-to-date financial performance, and further leverage our growth potential. We also look forward to the initiation of our Phase 2 clinical trial of Levulan® PDT to, among other things, investigate the potential for Levulan® to reduce the occurrence rate of actinic keratoses on the face and scalp.

42. On November 10, 2011, DUSA filed with the SEC its Form 10-Q for the third quarter 2011 and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Third Quarter 2011 Corporate Highlights and Financial Results” In the November 10, 2011, release and filing, the Company reported:

•	Domestic Kerastick® revenues totaled $7.3 million for the third quarter of 2011, representing a $0.6 million, or 10%, improvement year-over-year.

•	BLU-U® revenues totaled $0.5 million for the third quarter of 2011, representing a $0.2 million, or 54%, improvement year-over-year.

•	GAAP net income was $3.5 million for the third quarter of 2011, representing year-over-year improvement of $3.5 million.

•	Non-GAAP net income was $1.3 million for the third quarter of 2011, representing year-over-year improvement of $0.7 million....

•

During the quarter, the Company terminated its agreement with Daewoong Pharmaceutical, Co., LTD and DNC Daewoong Derma & Plastic Surgery Network Company for the Levulan® Kerastick® in Korea and other Asia Pacific countries (the “Daewoong Agreement”). The termination resulted in the recognition of $1.4 million of deferred revenues and $1.3 million in income from operations, which positively impacted both the Company’s GAAP and non-GAAP results for the third quarter of 2011.

The November 10 release contained commentary from CEO Doman, where he stated:

In what is our slowest quarter due to the inherent seasonality of our PDT business, quarterly BLU-U® sales volumes, a leading indicator of future Kerastick® business, increased by 56% year-over-year. We believe that this is a clear indication of continued market penetration and acceptance of Levulan® PDT by the dermatology community. In addition, for the first time in Company history, we were able to maintain positive cash flow during the seasonally slow third quarter.

We are pleased to announce that during the fourth quarter, we will be taking the first steps toward potentially expanding our product label as we initiate our BASDI (broad area application and/or short drug incubation) clinical program to investigate, among other things, the potential for Levulan® PDT to reduce the occurrence rate of actinic keratoses on the face and scalp.

As we continue through the fourth quarter, we look forward to a solid finish to the year in what has historically been the strongest quarter of the year for our Domestic PDT franchise.

43. On March 6, 2012, DUSA filed with the SEC its Form 10-K for the fourth quarter and fiscal year 2011 and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Full Year 2011 Corporate Highlights and Financial Results” In the March 6, 2012, release and filing, the Company reported:

•

For the second consecutive year, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2011

•

Domestic PDT revenues reached a record high of $15.1 million for the fourth quarter of 2011, representing a $3.4 million or 29% improvement as compared to the prior year quarter. Full year 2011 domestic PDT revenues totaled $43.1 million, representing an $8.4 million or 24% improvement year-over-year

The March 6 release contained commentary from CEO Doman, where he stated:

2011 was a very successful year for DUSA, fueled by more physicians and patients adopting Levulan® PDT as the treatment of choice for actinic keratosis (AK). We ended the year with exceptional results, including a 30% increase in domestic Kerastick® revenues and the sale of 105 BLU-U® units in the fourth quarter alone. This performance drove significant year-over-year income and cash flow improvements. In fact, our stand-alone fourth quarter 2011 income and cash flow results either met or exceeded our full year 2010 totals.

In 2012, we plan to build upon this momentum by continuing to increase existing account penetration and capturing new business. We also look forward to the results of our Phase 2 clinical trial which is evaluating a number of outcomes that could potentially support the expansion of our product label, including broad area application of the face and scalp, short drug incubation methods and the potential for reduction of AK recurrence in the treatment area.

44. On May 8, 2012, DUSA filed with the SEC its Form 10-Q for the first quarter 2012 and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports First Quarter 2012 Corporate Highlights and Financial Results” In the May 8, 2012, release and filing, the Company reported:

•	Total product revenues were $13.4 million for the quarter, representing a $2.4 million, or 22%, year-over-year improvement

•	The Company generated $0.8 million in positive cash flow (change in cash, cash equivalents, and marketable securities) during the first quarter of 2012

The May 8 release contained commentary from CEO Doman, where he stated:

We are extremely pleased with our first quarter 2012 results. The Company was able to achieve significant year-over-year top line revenue growth following its record fourth quarter 2011 performance. We had another strong quarter on BLU-Us with a best ever 114 units sold in the U.S. New BLU-U sales generate opportunities for us to grow our Levulan Kerastick business, which is the key driver of our financial performance.

In addition to our top line revenue growth, we were able to achieve bottom line improvement and generate $0.8 million in positive cash flow while increasing investment in research and development and sales and marketing activities, which we believe will support the continued growth of our business.

45. On August 2, 2012, DUSA filed with the SEC its Form 10-Q for the second quarter 2012 and, in conjunction with that filing, issued a press release entitled “DUSA Pharmaceuticals Reports Second Quarter 2012 Corporate Highlights and Financial Results” In the August 2, 2012, release and filing, the Company reported:

•	Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year.

•	Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, improvement year-over-year.

•	Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement.

•	The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012.

46. The August 2 release contained commentary from CEO Doman, where he stated:

The second quarter of 2012 was another strong quarter for the Company. This marks the 27th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis

Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis

For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year.

47. DUSA continued its trend of positive announcements on September 13, 2012, when it announced that it had received positive results in a Phase 2 actinic keratoses extremities study. The use of Levulan PDT, using occlusion, resulted in an 89% actinic keratoses lesion clearance rate. Stuart Marcus, MD, Ph.D., Vice President, Scientific Affairs and Chief Medical Officer of DUSA, in interpreting the results, stated:

These clinical results demonstrate that the Levulan® Kerastick® and BLU-U® appear to be effective when used to treat multiple AKs on the forearms and backs of the hands. In this study, subjects enrolled had a significant lesion burden with an average of approximately 16 AK lesions per treated area, which makes these results even more encouraging.

CEO Doman was similarly enthusiastic about the news, commenting that:

We are very pleased with the positive results of our extremities study which demonstrated statistically significant differences in all study endpoints in these difficult to treat anatomical areas. These strong clinical results, along with the anticipated data later this year from our ongoing Phase 2 broad area/short drug incubation (BASDI) study on the face and scalp, will form the basis for our decisions on label expansion and future development of the Levulan® platform.

48. Writing in the wake of the Company’s positive drug trial results, on September 13, 2012, analyst Brett Jansen, writing for the investment website Seeking Alpha, delivered an article entitled “7 Reasons To Buy This Cheap $5.50 Drug Play”. His seven reasons included:

•	The company announced positive results today for its Phase II results for one of its dermatology platform pipeline products for treating lesions. Results show significant reductions;

•	The company boasts a robust balance sheet with over $30mm in net cash on the balance sheet (approximately 30% of its market capitalization);

•	DUSA should clock over 15% revenue growth for FY2012 and analysts see over 20% sales increases in FY2013. The stock has a five year projected PEG of under 1 (.60);

•	The company has more than doubled operating cash flow since FY2010 and is selling at the bottom of its five year valuation based on P/CF; and

•	DUSA sells for less than 12 times forward earnings, a massive discount to its five year average (37.5).

49. Also on September 13, 2012, Roberto Pedrone, senior contributor to the popular investment website The Street, wrote an article entitled “5 Stocks Under $10 Soaring Higher”. Within the article, Pedrone pegged DUSA securities as “ripping to the upside” and estimated that the stock was poised to breakthrough to new levels of value.

50. On November 5, 2012, just days before the Merger Agreement was signed, Erick McKitterick, an analyst for Seeking Alpha, listed DUSA as one of 5 drastically undervalued companies in his article “The Over/Under ‘Value’ Stock Shootout”. McKitterick came to this conclusion because of the Company’s stellar earnings per share growth over the past five years and a PEG ratio of 0.58, compared to an industry average of 12.51, making DUSA a 95% better value by that metric than the average company in its industry.2

51. Thus, prior to the announcement of the Proposed Transaction, DUSA had released 27 consecutive quarters of year-over-year domestic Kerastick® volume growth and 11 consecutive quarters of being either cash flow positive and/or profitable. The Company continually announced positive news and acclaim for the Company and its products. Independent analysts were taking notice of the stock and anticipating a significant growth

[2]

PEG ratio (price/earnings to growth ratio) is a valuation metric for determining the relative trade-off between the price of a stock, the earnings generated per share (EPS), and the company’s expected growth. A lower ratio is “better” (cheaper) and a higher ratio is “worse” (expensive).

opportunity. DUSA shares had steadily increased in value by 42% from November 8, 2010 to November 8, 2011 and an additional 26% from November 8, 2011 to November 7, 2012, even after taking into account the temporary lull that had affected the Company’s stock price from its high in September to the artificially low price prior to the announcement of the Proposed Transaction. In the two years prior to November 7, 2012, the stock more than doubled in value. The Company and its shareholders were poised to enjoy steady, long term growth.

The Proposed Buyout is Announced

52. DUSA stock hit its six year high in late September, 2012. Revenue was steadily increasing. The Company had released 11 consecutive quarters being cash flow positive or profitable, and 27 consecutive quarters of growth of its primary product. Analysts had pegged the stock as poised for breakthrough growth. Investors were therefore shocked by the low price agreed to when, on November 8, 2012, the Company announced in a press release that it had agreed to an acquisition by Sun. The release read, in relevant part:

Sun Pharma to Acquire DUSA Pharmaceuticals, Inc.

Wilmington, MA and Mumbai, India November 08, 2012 – Sun Pharmaceutical Industries Limited ((Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HC1) photodynamic therapy platform.

DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp. Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA.

Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s shareholders tender their shares pursuant to the tender offer.

Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing. DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.”

“We believe this transaction brings significant value to DUSA shareholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space. We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan® for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc.

The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary.

53. DUSA deliberately and unfairly announced the transaction prior to formally delivering their positive third quarter financial results on November 9, 2012. These results showed increased revenue and strong growth in gross margin.

54. On November 14, 2012, the Company was again named to the Deloitte Technology Fast 500, in recognition of its status as one of the fastest growing companies in North America. This marked the fourth time in five years DUSA received this elite recognition, arising from its stratospheric 148% growth between 2007 and 2011.

55. Since the Proposed Transaction was announced, the stock price has at least on one occasion traded above the offer price, a clear indication by investors that the Company has additional value, beyond the price of the Proposed Transaction.

Sun and Self-Dealing Executives Have Arranged for a Sale of DUSA at an Inadequate Price

56. Sun is a pharmaceutical company incorporated under the laws of India. Over half of Sun’s sales currently come from North America, and it lists as one of its primary products dermatological treatments similar to those successfully developed and marketed by DUSA.

57. The Proposed Transaction offers a premium of less than 9% from the Company’s 52 week high, achieved shortly before the Merger Agreement was signed. Even using a 4 week average of the market closing price, the premium was merely 19.8%. In the previous two years, the Company had more than doubled in price and was poised to continue its growth. Doctors, Company executives and external analysts all agreed that the DUSA’s flagship products were increasing in acceptance and market share. Company revenue was steadily increasing, and its products were progressing toward approval for additional indications from the FDA.

58. In short, Sun has arranged to purchase DUSA at an unfair price which ignored the long term prospects of the Company and was based upon temporary market conditions. As such, the Proposed Transaction deprives DUSA’s shareholders of the true value of their investment while enriching Sun and its investors.

59. Moreover, the Director Defendants stand to profit handsomely from the Proposed Transaction. Specifically, the Director Defendants and DUSA’s executive management have significant stock holdings and stock options in the Company that, coupled with change of control clauses, combine to create the opportunity for a significant financial windfall totaling tens of millions of dollars, to the detriment of shareholders.

60. Because the Merger Agreement will fully accelerate all outstanding options, regardless of triggering dates or events, the officers and directors have locked in a substantial gain for all of their stock options.

61. The following tables, found in the Solicitation Statement, show the total Option Spread Value of the stock options and the gross Restricted Share Value of the Restricted Shares, respectively, held by the directors and executive officers of the Company, as of November 8, 2012.

The table below sets forth the total Option Spread Value of the Options held by each of DUSA’s directors and executive officers, as of November 8, 2012.

Name	Total Option Spread Value
Robert F. Doman	$2,601,672
Richard C. Christopher	$1,073,039
William F. O’Dell	$1,332,778
Stuart L. Marcus	$795,043
Mark C. Carota	$831,568
Scott L. Lundahl	$926,488
Michael J. Todisco	$754,884
Jay M. Haft	$260,100
David M. Bartash	$315,000
David M. Wurzer	$84,900
Paul J. Hondros	$84,900
Alexander W. Casdin	$228,450
Alfred Altomari	$84,900
Magnus Moliteus	$131,200

The table below sets forth the number of Restricted Shares and the gross Restricted Share Value of the Restricted Shares held by DUSA’s directors and executive officers, as of November 8, 2012, that will be paid in connection with the Merger Agreement.

Name	Number of Restricted Shares	Total Value of Restricted Shares
Robert F. Doman	528,400	$4,227,200
Richard C. Christopher	209,150	$1,673,200
William F. O’Dell	219,150	$1,753,200
Stuart L. Marcus	83,200	$665,600
Mark C. Carota	149,200	$1,193,600
Scott L. Lundahl	149,200	$1,193,600
Michael J. Todisco	133,200	$1,065,600

Jay M. Haft	13,750	$110,000
David M. Bartash	11,875	$95,000
David M. Wurzer	10,000	$80,000
Paul J. Hondros	10,000	$80,000
Alexander W. Casdin	10,000	$80,000
Alfred Altomari	10,000	$80,000
Magnus Moliteus	11,875	$95,000

62. The total compensation paid to the executives and senior management, including Director Defendant Doman, greatly exceeds the mere acceleration of options. The following chart, found in the Preliminary Statement, details the tens of millions of dollars executives stand to pocket from this deal in total “golden parachute” compensation, none benefiting greater than Director Defendant Doman, who stands to cash in nearly $7 million dollars, an amount equal to 2.5% of the total deal value, should he lose his position within 2 years of the Proposed Transaction.

Name	Cash[1]	Equity[2]	Perquisites /Benefits[3]	Other[4]	Total Payments
Robert F. Doman[5]	$1,687,500	$4,957,593	$48,268	$50,000	$6,743,361
Richard C. Christopher[5]	$770,000	$2,070,370	$32,687	$50,000	$2,923,057
William F. O’Dell[5]	$795,200	$2,150,370	$34,486	$50,000	$3,030,056
Mark C. Carota[5]	$631,800	$1,462,467	$30,494	$50,000	$2,174,761
Scott L. Lundahl[5]	$629,100	$1,462,467	$14,556	$50,000	$2,156,123
Stuart L. Marcus	$799,400	$855,092	$34,160	$50,000	$1,738,652
Michael J. Todisco	$540,000	$1,324,942	$11,519	$50,000	$1,926,461

[1]	This represents the lump-sum cash severance payable to such executive in the event of a double trigger termination event.
[2]

This represents the aggregate cash payment that would be made to such executive for the accelerated vesting of stock options (based on a difference between $8.00 and the exercise price of such option) and Restricted Shares (based on $8.00 per Share) that are unvested and outstanding as of November 8, 2012.

[3]

This represents the sum of (i) two (2) weeks of outstanding vacation pay for such executive; and (ii) the maximum amount of benefits the Company will be responsible for such executive in the event of a double trigger termination event.

[4]	This represents the maximum amount of legal fees the Company will be responsible for such executive in the event of a double trigger termination event.
[5]	Named executive officer.

63. DUSA’s executives and senior management are expected to continue to their employment upon the consummation of the Proposed Transaction. According to the Solicitation Statement, “for the period commencing on the date of the Acceptance Time and ending on the first anniversary of the Closing Date, [Sun] will provide, or cause to be provided, to each Company Employee (i) a base salary or hourly wage rate, and a total annual compensation opportunity, which is at least equal to such Company Employee’s base salary or hourly wage rate and total annual compensation opportunity (including any cash bonuses)...”. A “Company Employee” is defined as “any Person who is an employee of the Company immediately prior to the Acceptance Time”, a definition which does not exclude officers or managers. The Solicitation Statement further provides that “[t]he officers of the Company immediately prior to the Effective Time [the time of the Proposed Transaction] shall be the initial officers of [Sun] and shall serve until the earlier of their resignation removal or until their respective successors have been duly elected or appointed and qualified, as the case may be.” As such, at least CEO Doman will receive guaranteed employment for at least two years, or he stands to collect nearly $2 million in cash and other compensation, in addition to the nearly $5 million he will receive through his stock and options.

64. These clauses were all clearly designed exclusively to siphon money and value to directors and management in a strategic acquisition of the Company. The Solicitation Statement notes that the decision to sell the Company began in December, 2011. However, the decision to restate the employment agreements with Doman and other executives began in February 2012 and did not result in signed agreements until May 2012, by which time the discussions which led to the Proposed Transaction were well underway. Therefore, the true intent of the “golden parachute” and option acceleration clauses was not to induce individuals to remain with the Company to ensure its long-term growth, but rather, as a final act by the Board to fatten the bank accounts of Doman and other individuals, at the expense of shareholders. Stockholders have no means of properly analyzing the costs of these agreements to the deal value, as Leerink Swann LLC (“Leerink”) specifically excluded the terms of the compensation agreements in their estimation of the Fairness Opinion.

65. All profit and future growth of the Company, rather than flowing to current DUSA shareholders, will instead be diverted to those investors in Sun, a corporation not traded on any North American exchange, a trade-off made in order to guarantee millions to Board members and other individuals at the Company.

The Acquisition Process Was Focused Upon a Sale to Sun

66. The process which led to the Proposed Transaction began on December 13, 2011, the date of annual strategic planning meeting of the DUSA Board. In that meeting, the Board decided to retain the services of a financial advisor to review the ranges of strategic alternatives available to the Company.

67. On February 3, 2012, the Company engaged Leerink as its financial advisor, and on February 14, 2012, Leerink met with members of management of the Company.

68. From March through May 2012, representatives of the Company and Leerink contacted and met with representatives from various unnamed companies.

69. From June through October 2012, the Company negotiated confidentiality agreements and terms of the proposed deal with potential buyers, and, with representatives from Leerink, continued discussions.

70. However, at least as early as August 6, 2012, DUSA was made aware that there was interest in the Company at prices above the ultimate share price of the Proposed Transaction. On that date, a bidder identified only as “Company F” submitted an expression of interest in a valuation range as high as $8.50 per share.

71. This was not the only preliminary offer above the $8.00 per share price agreed upon in the Proposed Transaction. On November 4, 2012, a bidder identified only as “Company B” submitted an offer to acquire 100% of the outstanding common stock of the Company at an all cash price in the range of $8.30 to $8.50 per share. Company B asked only that DUSA give them three days to submit comments on the proposed merger agreement, as Company B wanted to wait until after it released its own third quarter 2012 financial results on November 7, 2012, before continuing with the planned strategic acquisition.

72. Despite the fact that the planning for the strategic alternatives had dragged on for nearly a full year, the Board rushed into the Proposed Transaction with Sun rather than waiting one more day for Company B, and an offer at least 3.5-6% higher. Earlier in the process, according to the Solicitation Statement, the Board had extended deadlines a full week for the convenience of Sun and yet, when it appeared that their plan to deliver the Company to Sun was in jeopardy, refused to hold off on signing the Merger Agreement a single day, even though that failure cost shareholders a material gain of between 3.5-6%.

73. While Company B feared, as early as October 31, 2012, that the Board may rush through the acquisition of the Company prior to their ability to fully commit to the bid, they specifically requested that DUSA allow a mechanism to allow competing bids after it signed any merger agreement.

74. As noted infra, the Company’s response to this request, was to negotiate the deal crippling deal protections designed to eliminate any potential rival bid. This included the negotiation of a termination fee for Sun almost completely equal to the premium Company B had already offered on the share price of the proposed transaction, in addition to granting Sun matching rights and full information regarding any future Company B bid.

75. This failure to allow the market process to take its natural time to consummate a sale is troubling. Either the Board and its advisors were so derelict in their duty that they refused to allow an 11 month process to continue one more day despite the promise of real addition shareholder value, or their own self interest in the Sun transaction and the financial windfall promised within so colored their judgment that they rushed the Proposed Transaction through.

76. Indeed, the Company never appointed a Special Committee to focus specifically on the Proposed Transaction, and in fact DUSA dissolved its Acquisition and Development Committee on March 5, 2012, in the middle of the sales process that culminated in the Proposed Transaction. Instead of an independent committee, the Board allowed the process to be driven by Doman, the director with millions to gain from the Proposed Transaction.

The Merger Agreement Unfairly Deters Competitive Offers and is Unduly Buyer-Friendly

77. The Merger Agreement contains numerous terms and conditions that prevent DUSA’s Board of Directors from fulfilling its fiduciary duties to its shareholders.

78. First, Section 6.8 of the Merger Agreement, entitled “No Solicitation of Transactions” broadly provides that neither DUSA, nor any of its subsidiaries, officers, directors, managers or representatives, can solicit or pro-actively seek a competing and better offer, nor can they provide information to, or engage in discussions with, any potential bidder for the Company:

Section 6.8 No Solicitation of Transactions.

(a) Except as permitted by this Section 6.8, the Company and each of the Company Subsidiaries shall, and the Company shall use commercially reasonable efforts to cause its or any of the Company Subsidiaries’ Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives conducted heretofore with respect to any Takeover Proposal until such time, if any, as this Agreement is terminated in accordance with its terms. To the extent provided in the terms of the applicable confidentiality agreement between such Person and the Company, the Company shall promptly request that each Person, if any, that has executed a confidentiality agreement within the six-month period prior to the date hereof in connection with its consideration of any Takeover Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such person that contains, reflects or analyzes that information) and that such Person provide a certificate of such return or destruction to the Company.

From the date hereof until the Acceptance Time or the earlier termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall not, and the Company shall use its commercially reasonable efforts to cause its or any of its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or take any action to knowingly facilitate or knowingly encourage the submission of a Takeover Proposal, (ii) enter into, engage or participate in any discussions or negotiations with any Person concerning a Takeover Proposal or the making of a Takeover Proposal, or (iii) furnish any confidential information relating to the Company or its Subsidiaries to, or otherwise cooperate with, assist, facilitate or encourage any effort, by any Person in connection with a Takeover Proposal or inquiries regarding a Takeover Proposal or the making of a Takeover Proposal. The Company agrees that any violation of the restrictions on the Company set forth in this Section 6.8 by any officer, director, employee or manager of the Company or any of its Company Subsidiaries shall be a breach of this Section by the Company. Notwithstanding the foregoing provisions of this Section 6.8(b), or any other provision of this Agreement, prior to the Acceptance Time, the Company may take the actions set forth in clauses (ii) and (iii) of this Section 6.8(b) to or with any Person that has made a bona fide unsolicited Takeover Proposal if, and only to the extent that: (A) the Company Board, after consulting with the Company’s outside legal and financial advisors, have determined in good faith that such Takeover Proposal constitutes a Superior Proposal or is reasonably expected to result in a Superior Proposal; (B) such Takeover Proposal is not the result of a breach by the Company or its Company Subsidiaries of this Section 6.8; and (C) prior to furnishing such information or engaging in discussions or negotiations, the Company receives from such Person an executed confidentiality agreement (a copy of which shall be provided to Parent) on terms no less favorable to the Company than those contained in the Confidentiality Agreement (provided that the Company shall be permitted to furnish information to Parent as provided in this Section 6.8), as determined by counsel to the Company, and all such information provided or made available to such Person (to the extent that such information has not been previously provided or made available to Parent or is otherwise not publicly available) is provided or made available to Parent (including by posting such information in a virtual data room accessible to Parent), as the case may be, at or promptly following (but in any case within one (1) Business Day) the time it is provided or made available to such other Person; provided, however, that the Company may, without breaching, or being deemed to breach, this Section 6.8, (1) enter into negotiations solely with respect to entering into such confidentiality agreement with a Person who has made a bona fide, unsolicited Takeover Proposal, or (2) contact any Person that has made a Takeover Proposal, which was not made in violation of this Section 6.8, to clarify the terms of such Takeover Proposal.

79. By its terms, Section 6.8 requires that the Board of Directors determine that they are breaching their fiduciary duties by not negotiating with an interested third-party before they may cure this breach by entering into the legally required negotiations. First, they must receive and interpret the offer as a “Superior Proposal”, of which the failure to consider would be so egregious as to constitute a breach of fiduciary duty to shareholders. Upon making that analysis, the DUSA Board of Directors must then provide the offer to legal counsel and await confirmation of what they have already determined, that the failure to consider such an offer is a violation of their fiduciary duties, before they are finally able to proceed with furnishing a potential acquirer with non-public information.

80. In addition, Section 6.02(c) requires that the Company alert Sun to the existence of any competing proposal. This notice must take place within no less than two business days following receipt of the “Superior” proposal.

(c) From the date hereof until the Acceptance Time or the earlier termination of this Agreement in accordance with its terms, the Company shall notify Parent in writing within two (2) Business Days following receipt by the Company of any Takeover Proposal, any inquiry with respect to a Takeover Proposal, or request for access to information or the properties, books or records of the Company or any Company Subsidiary by any Person that informs the Company or such Company Subsidiary that it is considering making, or has made, a Takeover Proposal. The written notice shall include all material terms and conditions of the Takeover Proposal or such inquiry or request (including the identity of the Person making such Takeover Proposal, inquiry or request), and, if in writing, shall include a copy of such Takeover Proposal, inquiry or request. The Company shall keep Parent reasonably apprised of any material modification of or amendment to such Takeover Proposal, inquiry or request and of any developments, discussions and negotiations with respect to such Takeover Proposal, inquiry or request. The Company shall provide Parent as soon as reasonably practicable (but in no event later than two (2) Business Days) after receipt thereof with copies of all correspondence and other written material sent or provided to the Company from any Person in connection with such Takeover Proposal, inquiry or request.

81. Sections 6.8(d) and (e) of the Merger Agreement provides for very limited circumstances under which the DUSA Board is permitted to change its recommendation regarding the Sun proposal.

(d) From the date hereof until the Acceptance Time or the earlier termination of this Agreement in accordance with its terms, the Company Board shall not (i) approve or recommend, or fail to recommend rejection of, any Takeover Proposal, (ii) fail to make, withdraw, modify or amend in any manner adverse to Parent or Merger Sub (or publicly propose to withdraw, modify or amend in a manner adverse to Parent or Merger Sub) the Board Recommendation, or otherwise take any action or make any public statement inconsistent with, the Board Recommendation (any of the foregoing in clause (i) of this Section 6.8(d) of this clause (ii), a “Company Adverse Recommendation Change”), or (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, term sheet, acquisition agreement, option agreement or similar agreement with respect to any Takeover Proposal (other than the confidentiality agreement provided for in Section 6.8(b)), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Company Subsidiaries, or (v) take any action to render the restrictions on business combinations set forth in Section 14A of the NJBCA inapplicable to any transaction (other than the Transactions). Notwithstanding the foregoing provisions of this Section 6.8(d), the Company Board may (1) make a Company Adverse Recommendation Change or take the actions described in (iv) or (v) above if the Company Board has concluded in good faith, after consultation with the Company’s outside financial and legal advisors, that failure of the Company Board to effect such Company Adverse Recommendation Change or take such action could be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, or (2) terminate this Agreement pursuant to Section 8.1A(d) if the Company Board, after consulting with the Company’s outside legal and financial advisors, has determined in good faith that such Takeover Proposal constitutes a Superior Proposal or is reasonably expected to result in a Superior Proposal and that the failure to take such action could be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(e) The Company Board shall not make a Company Adverse Recommendation Change or cause the Company to exercise its right to terminate this Agreement pursuant to Section 8.1A(d) unless; (i) the Company promptly (i.e., within one (1) Business Day) after a meeting of the Company Board provides written notice (“Notice of Adverse Recommendation”) advising Parent that the Company Board intends to take any such action and specifying the reasons therefor, including, if applicable, (A) the material terms and conditions of a Superior Proposal, (B) the identity of the Person making such Superior Proposal and (C) the terms and conditions of any proposed agreement relating to such Superior Proposal; (ii) during a period commencing on the date that the Notice of Adverse Recommendation is deemed to be received by Parent in accordance with Section 9.1 and ending at 5:00 p.m., Eastern Time, on the third (3rd) Business Day thereafter (such three Business Day period, the “Notice Period”), the Company supplies all information reasonably requested by Parent, otherwise cooperates and negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Board Recommendation and not make such Company Adverse Recommendation Change or so that such Takeover Proposal is no longer determined to be a Superior Proposal by the Company Board; (iii) following expiration of the Notice Period, the Company Board, after consultation with the Company’s outside financial and legal advisors, determine in good faith (after taking into account any adjustments to the terms and conditions of this Agreement) that failure of the

Company Board to effect such Company Adverse Recommendation Change could be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; and (iv) the Company has paid to Parent the fee described in Section 8.3. Any material modification to the terms and conditions of a Superior Proposal, if any, or a proposed agreement, if any, relating to such Superior Proposal from those described in a Notice of Adverse Recommendation shall require the Company to deliver a new Notice of Adverse Recommendation and shall trigger a new Notice Period commencing on the date that the new Notice of Adverse Recommendation is deemed received by Parent pursuant to Section 9.1.

82. Thus, taken in its entirety, Sections 6.4(d) and 6.4(e) of the Merger Agreement prevent the DUSA Board of Directors from providing its stockholders with candid, current and accurate information regarding a competing offer until meeting numerous onerous conditions. While the DUSA Board of Directors attempt to meet the conditions of the Merger Agreement regarding changing their recommendation about the Proposed Transaction, shareholders could be tendering their shares to their detriment.

83. The Merger Agreement also includes a $9.0 million termination fee should DUSA accept a superior, unsolicited offer for the Company prior to the closing of the Proposed Transaction, or for any agreement entered into within 12 months following the failure of Sun to acquire the Company. This termination fee represents nearly 4% of the total acquisition price and will act as a strong deterrent to any unsolicited bids for the Company.

84. The termination fee is clearly meant solely as a deterrent to competing bids. Indeed, should the Company call off the Proposed Transaction for certain reasons, Sun will receive compensation for their expenses incurred in thus far in the negotiation for the Company, up to a limit of $1.5 million. However, should the cause of the termination be for the acceptance of a competing proposal, which Sun has had full knowledge of, along with the opportunity to match it, the termination fee jumps to $9 million. Clearly, the termination fee is not intended to make Sun whole for their expenses, but rather, serves as a tax upon competing bidders, and should one emerge, will serve only to take value away from shareholders to the benefit of Sun.

85. The Merger Agreement also includes a “top-up” option. Section 1.4 of the Merger Agreement provides, in relevant part, that:

Section 1.4. Option to Acquire Additional Shares.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable in accordance with this Section 1.4, to purchase the number of shares of Company Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger Sub immediately prior to the exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the Acceptance Time), shall constitute one share more than 90% of the number of shares of Company Common Stock then outstanding on a Fully Diluted Basis and (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. The Top-Up Option shall only be exercised one time by Merger Sub in whole but not in part. For avoidance of doubt, (i) the one time exercise means an exercise pursuant to which Top-Up Shares are actually delivered by Company to Merger Sub and (ii) all or any portion of the 60 Million Shares (less the 40,000 shares designated as Company Preferred Stock) issued to Merger Sub pursuant to this Section 1.4 shall be designated Company Common Stock.

(b) In no event shall the Top-Up Option be exercisable for a number of shares of Company Common Stock in excess of the Company’s then authorized and unissued shares of Company Common Stock (including the 60 Million Shares designated as Company Common Stock and less any required shares to be held in reserve with respect to the Options, Restricted Shares and Warrants and including as authorized and unissued shares of Company Common Stock, for purposes of this Section 1.4, any shares of Company Common Stock held in the treasury of the Company).

(c) The Top-Up Option shall be exercised by Merger Sub (and Parent shall cause Merger Sub to exercise the Top-Up Option) immediately after the Acceptance Time or the expiration of any Subsequent Offering Period, as applicable, if (i) at the Acceptance Time or expiration of a Subsequent Offering Period, as applicable, Parent, Merger Sub and any Subsidiary of Parent or Merger Sub do not own in the aggregate at least 90% of the number of shares of Company Common Stock then outstanding on a Fully Diluted Basis and (ii) after giving effect to the exercise of the Top-Up Option, and taking into account the limitations set forth in Section 1.4(b), Parent, Merger Sub and any Subsidiary of Parent or Merger Sub would own in the aggregate at least one share more than 90% of the number of shares of Company Common Stock then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (A) no provision of any applicable Law, and no temporary restraining order, preliminary or permanent injunction or other Judgment or order issued by a court of competent jurisdiction or other Governmental Authority of competent jurisdiction, shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) upon exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger Sub constitutes at least one share more than 90% of the number of shares of Company Common Stock that will be outstanding (on a Fully Diluted Basis) immediately after the issuance of the Top-Up Option Shares, (C) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer (including, if applicable, during a Subsequent Offering Period) and not properly withdrawn, and (D) upon exercise of the Top-Up Option, Parent covenants to cause the Closing to occur as promptly as practicable following the issuance of the Top-Up Option Shares; and, provided, further, that the Top-Up Option shall terminate concurrently with any termination of this Agreement.

86. Under these terms, even if shareholders fail to ratify the Proposed Transaction to allow its passing, a clear vote against the terms of the Merger Agreement, Sun can merely dip into the Company stock registry and purchase (and vote) each and every unissued share not otherwise spoken for under prior agreements, and force the Proposed Transaction upon shareholders.

87. The onerous provisions regarding the no solicitation provision, the requirement to share information with Sun within two days of receiving a competing offer, the change in recommendation provision, the top-up clause and the termination fee nearly guarantees that no other potential suitors will come forward and thus constitutes a breach of the DUSA Board of Directors fiduciary duties.

88. As noted supra, the acceptance and negotiation of these terms is particularly troubling, as the Company had received notice that should it be frozen out of the sale of the Company, the competing bidder referred to only as Company B had specifically requested that there be a mechanism allowing them to enter a superior bid. Company B had even made the Board aware of their intent to proceed with a price between 3.5-6% higher than that of the Proposed Transaction. The Company’s response was to rush into the deal with Sun, and to negotiate a termination fee sufficient to allow Sun to consume the entire premium Company B was willing to pay shareholders, should Company B persist in attempting to derail the pre-ordained deal with Sun.

89. The Director Defendants have contracted away their ability to perform their fiduciary duties of maximizing shareholder value and protecting the interests of investors by entering into an agreement for the sale of DUSA that both actively discourages superior, alternative proposals and grants numerous beneficial rights, particularly relating to information, exclusively to Sun. DUSA, acting through the Board, has also agreed that it will not agree to or endorse any competing transaction – thereby depriving the Board of an effective fiduciary out.

90. Taken together, the various deal protection provisions show that the Director Defendants have failed to fulfill their fiduciary obligations to DUSA investors. The terms of the Proposed Transaction are unfair and should be rejected as the result of the Director Defendants’ breach of their fiduciary obligations.

91. Compounding the aforementioned harms to the Company’s shareholders, the Board of Directors failed to utilize a full and complete market check of DUSA’s true value, leaving its shareholders without an adequate mechanism to determine the true market value of the Company.

92. There is no indication, for example, that any private equity companies were contacted in the bidding for DUSA. Moreover, the Company rushed the Proposed Transaction through, despite the existence of an offer for more value. There is no indication that the Board fully allowed the market check and sales process to come to a complete and natural conclusion. Instead, the Company was delivered into the hands of Sun for clearly inadequate consideration.

The Proposed Transaction was Purposefully Timed to Take Advantage of a Temporary Lull in the Share Price of the Company and Fails to Provide for the Company’s Growth

93. The Proposed Transaction was timed specifically to capitalize on a temporary drop in the otherwise steady rise of the Company’s share price, allowing Sun to purchase DUSA for little to no premium based on its actual value.

94. DUSA stock reached its 52 week, and six year, high on September 21, 2012, touching $7.33, shortly before the announcement of the Proposed Transaction.

95. DUSA stock had more than doubled in the two years prior to the Proposed Transaction.

96. CEO/President Doman repeatedly stated that DUSA’s growth is based upon steadily increasing revenues and product growth, trends which have continued through and beyond the signing of the Merger Agreement, growth which would likely have driven the stock price of the Company well beyond the price of the Proposed Transaction in short order.

97. Indeed, the Company had been recognized, in four of the previous five years, as one of the fastest growing companies in North America, yet the price of the Proposed Transaction barely provides any premium to account for the fact that investors are being forever deprived of the ability to share in the benefits of the growth of DUSA.

98. DUSA’s underlying financial numbers all point to a drastically undervalued company. The Company possesses stellar earnings per share growth over the past five years and a PEG ratio of 0.58, compared to an industry average of 12.51, making DUSA a 95% better value by that metric than the average company in its industry. These and other key valuation criteria have been noticed by stock analysts and financial writers, as no fewer than 3 articles lauded these very facts in the quarter prior to the Proposed Transaction.

The Solicitation Statement Is Materially Misleading and Incomplete Regarding Material Components of the Proposed Transaction

99. On November 21, 2012, DUSA filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. The Solicitation Statement, however, fails to provide the Company’s shareholders with all material information concerning the Proposed Transaction, precluding them from making a fully informed decision.

100. For example, in its valuation analysis, Leerink states that it did not consider DUSA’s management’s compensation agreements. Leerink’s analysis does not disclose any information as to why these millions of dollars were not considered.

101. The Company does not disclose to what extent potential conflicts with Reed Smith and Haft, the Chairman of the Company Board, were investigated, as Haft is a former of counsel of the firm which provided legal advice to DUSA in relation to the Proposed Transaction. In fact, the Solicitation Statement does not even disclose Haft’s former employment at Reed Smith, though it includes numerous other former employers of its Chairman.

102. The Company states, in the Solicitation Statement, that on December 13, 2011, it decided to retain a financial advisor for the purposes of pursuing the Company’s strategic options. However, it does not state what factors led to this decision by the Board or how long it had considered this option.

103. The Solicitation Statement provides that on February 3, 2012, the Company engaged Leerink as financial advisor to pursue strategic alternatives. However, it does not disclose whether other financial advisors were considered, the process through which Leerink was selected or what, if any, conflict checks were run against Leerink.

104. The Solicitation Statement notes that Leerink presented a number of potential acquisition targets and strategic partners to the Board. However, it does not disclose how these targets were selected or whether the Company or any Board members were involved in the selection, nor does it disclose the identity of the parties or their industry or size.

105. According to the Solicitation Statement, Doman met with representatives of nine companies between March 16 through 20, 2012. However, it does not disclose the nature of the discussions, whether they were among those parties identified previously by Leerink or who initiated the discussions.

106. From March through June 2012, the Solicitation Statement notes a number of meetings with companies identified only as Companies A-F. However, it does not disclose the identity of the companies, their industry or whether they were among those parties initially contacted by Leerink. The Solicitation Statement further fails to disclose who specifically attended these meetings.

107. On June 19, 2012, the Solicitation Statement reveals that members of the Company’s management met with representatives of Company F. However, it does not disclose which members of management were present nor what topics were discussed. Indeed, the Solicitation Statement lists no fewer than fourteen meetings from June 2012 through October 2012 at which members of management held meetings with, made presentations to or had discussions with potential transaction partners, and never reveals the identities of which members of management participated in any of these meetings, presentations or discussions.

108. On June 26, 2012, the Solicitation Statement reveals that Doman spoke with a representative of Company A. However, it does not disclose what prompted the discussions nor what topics were discussed.

109. On June 29, 2012, the Company sent an investor presentation to Company B, yet does not disclose this presentation or the topics discussed within.

110. On July 19, 2012, Leerink sent financial information regarding DUSA to Sun, but the Solicitation Statement does not disclose what financial information was sent, who prompted the transfer of the data and whether any other parties received the information.

111. On August 1, 2012, Leerink met with the Board and senior management to provide a preliminary valuation analyses. However, the Soliciation Statement does not provide these analyses nor does it identify the nature of what was contained within or how the analyses were developed.

112. On August 20 and 23, 2012, the Company delivered management presentations to Company F and Company B, respectively. However, the Solicitation Statement does not disclose the nature or topics of those presentations.

113. On October 31, 2012, the Solicitation Statement provided that Company B stated to Doman that it was interested in discussing the mechanism for submitting a competing bid, should the Company proceed with another offer before Company B was prepared to finalize their bid. However, the Solicitation Statement does not discuss what, if anything, Doman informed Company B regarding the Company’s plans for competing offers after the execution of a merger agreement.

114. The Solicitation Statement notes that on October 31, 2012, the Company informed Sun that in order to be a successful bidder, they needed to submit an offer above $8.00 per share, in light of the competing bid. However, the Solicitation Statement does not disclose why the Company moved from this stance less than a week later or whether disclosing the higher bidder was considered the reason for Sun stating on November 6, 2012, that the offer of $8.00 per share would expire on November 8, 2012, nor does it disclose whether this is the first time the Board had been informed of a deadline to the Sun offer or any issues surrounding why the timeline for the Sun bid’s expiration was so short.

115. The Solicitation Statement discloses that the Company B bid was discussed on November 6, 2012, including the need for a financing contingency, but it does not disclose why the financing contingency was a concern or whether the higher share price offered by Company B was weighed against the concerns regarding Company B’s offer.

116. The Solicitation Statement includes a “Selected Transaction Analysis” of thirteen allegedly similar pharmaceutical strategic transactions over a five year period. However, it fails to disclose any closing price premium for these transactions, nor does it fully disclose how these companies were chosen for the Selected Transaction Analysis.

117. The Selected Transaction Analysis, as presented in the Solicitation Statement, presents only aggregate information regarding the multiples observed for each of the transactions, and needs to disclose the individual multiples for each transaction to allow investors to better evaluate the validity and relevance of the selected transactions.

118. The Selected Transaction Analysis, as produced in the Solicitation Statement, fails to disclose what, if any, weight Leerink gave to the fact the Company’s last twelve month EBITDA was above even the highest multiple considered in their analysis and that the Company’s next twelve month EBITDA was near the top of that range. It further does not disclose, given the lack of comparability in the EBITDA measures, whether the companies in the Selected Transaction Analysis were still valid comparisons.

119. In the Solicitation Statement, Leerink presents an Illustrative Discounted Cash Flow Analysis (“CFA”). However, the free cash flows from October 1, 2012 to December 31, 2019 used to generate this CFA are not disclosed. Without the free cash flow information, investors are unable to recreate the Leerink CFA, to evaluate the offer price of the Proposed Transaction and determine whether it is reflective of the true value of the Company.

120. The Solicitation Statement, with regard to the CFA, further fails to disclose (i) Leerink’s operating definition of free cash flow, (ii) whether the treatment of stock-based compensation was a cash or non-cash expense or (iii) the basis for selecting a terminal value multiple range of between 2.0x-3.5x revenue, a range significantly lower the multiples from the allegedly similar companies in the Selected Transactions Analyses.

121. The Solicitation Statement provides that Leerink and certain other parties were provided with “Base Case” and “Base Case Plus BASDI Phase III and Acne” financial projections for the PDT Drug and Device revenue, cost of product sales, operating costs, and operating income. However, the Solicitation Statement only provides these projections for the years of 2012-2016, and fails to disclose any of the projections for 2017-2019, despite the fact that these projections were material to the creation of the Fairness Opinion to which Leerink used and which the Board relied upon in evaluating the Proposed Transaction. Without these financial projections, investors are unable to recreate the Leerink analysis, evaluate the offer price of the Proposed Transaction and determine whether it is reflective of the true value of the Company.

122. Until and unless this information is disclosed, DUSA shareholders will be unable to make an informed vote on the Proposed Transaction.

123. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent irreparable harm to the Company’s shareholders.

IRREPARABLE HARM

124. Plaintiff has no adequate remedy at law. Only through the exercise of the Court’s equitable power will DUSA’s shareholders be protected from irreparable injury that would arise from losing the opportunity to maximize the value of their investments in DUSA. Absent equitable relief from the Court, DUSA’s shareholders will be deprived of the ability to sell their shares at a substantial premium truly reflecting their investment’s value to another potential suitor of DUSA or to experience the growth which the Company is poised to eminently realize.

CLASS ACTION ALLEGATIONS

125. Plaintiff, a shareholder in the Company, brings this action as a class action pursuant to CPLR 901 et seq., on behalf of himself and all shareholders of DUSA (except the Defendants herein, and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) who are or will be deprived of the opportunity to maximize the value for their shares of DUSA as a result of the breaches of fiduciary duty and other misconduct complained of herein.

126. This action is properly maintainable as a class action.

127. A class action is superior to other available methods of fair and efficient adjudication of this controversy.

128. The Class is so numerous that joinder of all members is impracticable. As of November 7, 2012, the Company had 25,027,683 shares of common stock outstanding. Consequently, the number of Class members is believed to be in the hundreds or thousands and are likely scattered across the United States. Moreover, damages suffered by individual Class members may be small, making it overly expensive and burdensome for individual Class members to pursue redress on their own.

129. There are questions of law and fact which are common to all Class members and which predominate over any questions affecting only individuals, including:

a. whether the Director Defendants fulfilled, and are capable of fulfilling, their fiduciary duties to the Plaintiff and the Class;

b. whether the Director Defendants have breached and continue to breach their fiduciary duties to obtain the best price practicable under the circumstances for the benefit of the DUSA shareholders; and

c. whether the Class is entitled to injunctive relief and/or damages.

130. Plaintiff’s claims and defenses are typical of the claims and defenses of other class members and Plaintiff has no interests antagonistic or adverse to the interest of other class members. Plaintiff will fairly and adequately protect the interest of the Class.

131. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

132. Defendants have acted in a manner that affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

133. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants; or adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interest of other members or substantially impair or impede their ability to protect their interests.

CAUSE OF ACTION

COUNT I

(Breach of Fiduciary Duty Against Director Defendants)

134. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

135. The Director Defendants owe Plaintiff and the Class the utmost fiduciary duties of due care, good faith and fair dealing.

136. By reason of the foregoing, the Director Defendants have breached their fiduciary duties and continue to breach their fiduciary duties by, inter alia, entering into the Proposed Transaction without regard to the fairness of the transaction or the paltry premium being offered to DUSA shareholders.

137. In particular, the Director Defendants have violated their fiduciary duties by, among other things: (i) failing to take steps to maximize the value of DUSA stock; (ii) avoiding any competitive bidding that may have created greater value for DUSA shareholders; and (iii) agreeing to unreasonably preclusive deal protection provisions, thereby hindering any potential bid that may have been superior to the Proposed Transaction.

138. The Director Defendants have at all times been fiduciaries of DUSA shareholders and owed and continue to owe fiduciary duties to the Company and its shareholders. The Director Defendants have breached and continue to breach their fiduciary duties to the Company’s shareholders, as described herein.

139. As a result of the foregoing, Plaintiff and the Class has been harmed and have no adequate remedy at law.

CAUSE OF ACTION

COUNT II

(Aiding and Abetting Breach of Fiduciary Duty

Against Sun, Sun Pharma, CPL and Merger Sub (“the Acquisition Defendants”))

140. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

141. As incorporated entities and sophisticated companies, the Acquisition Defendants know that DUSA directors owed the Company a fiduciary duty.

142. The Acquisition Defendants also know that DUSA’s directors and officers were in breach of their fiduciary duties by failing to maximize shareholder value, by failing to ensure the fairness of the price and process of the Proposed Transaction, and by entering into onerous deal restrictions designed to discourage superior, alternative bids for the Company.

143. The Acquisition Defendants therefore aided and abetted the Director Defendants’ breaches of fiduciary duties. As a result, Sun and Merger Sub are jointly responsible with the directors for damages resulting from those breaches.

RELIEF REQUESTED

WHERFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against the Defendants (hereinafter defined to include Sun and Merger Sub) as follows:

A. Certifying this case as a class action, certifying the proposed Class and designating Plaintiff and the undersigned as representatives of the Class;

B. Enjoining Defendants and any and all other employees, agents, or representatives of the Company and persons acting in concert with any one or more of any of the foregoing, during the pendency of this action, from taking any action to consummate the Proposed Transaction until such time as Defendants have fully complied with their duties to maximize shareholder value and disclosed all material information regarding the Proposed Transaction;

C. Preliminary and permanently enjoining Defendants from entering into any contractual agreements or acquisitions which would inhibit Defendants’ ability to maximize shareholder value;

D. Awarding Plaintiff and the Class appropriate compensatory damages, together with pre- and post-judgment interest;

E. Awarding Plaintiff the costs, expenses and disbursements of this action, including an attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

F. Granting Plaintiff and the Class such other and further relief as this Court deems just, equitable and proper.

Dated: December 3, 2012

BLOCK & LEVITON LLP

By:	/s/ Jason M. Leviton
Jason M. Leviton

Jeffrey C. Block (BBO # 600747)

Jason M. Leviton (BBO # 678331)

Steven P. Harte (BBO # 667948)

155 Federal Street

Boston, MA 02110

Telephone: (617) 398-5600

Fascimile: (617) 507-6020

Attorneys for Plaintiff Henry Jakubovic M.D.

VERIFICATION

I, Henry Jakubovic, have read the foregoing Verified Class Action Complaint. The facts set forth in the foregoing Verified Class Action Complaint that relate to my own acts and deeds of are true as to my own knowledge. With respect to the facts set forth in the foregoing Verified Class Action Complaint that relate to the acts and deeds of others, as to those matters, I believe them to be true.

Dated: November 28, 2012	/s/ Henry Jakubovic
Henry Jakubovic